Eastgate Acquisitions Corporation

19 East 200 South

Suite 1080

Salt Lake City, Utah 84111

September 11, 2009

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Via: EDGAR

Re:	Eastgate Acquisitions Corporation

SEC File No. 000–52886

Response to August 28, 2009 Letter

To whom it may concern:

This letter is in response to the SEC letter dated August 28, 2009 regarding the amendment to the Form 8-K of Eastgate Acquisitions Corporation (the “Company”) and Moore & Associates, Chartered.

The Company has retained new independent certifying auditors and, due to the circumstances surrounding Moore & Associates, we are considering the appropriate actions we need to take to address the issue of past audits by Moore & Associates of the Company’s financial statements. Our first step is to have the new independent auditors re-audit the Company’s financial statements for the year ended December 31, 2008, which were included in our most recent annual report on Form 10-K filed with the SEC. Based upon the results of that re-audit, we will make a determination as to what further actions, if any, we must necessarily take.

If you require additional information concerning this matter, please contact the undersigned or our special legal counsel, Leonard E. Neilson, telephone number (801) 733-0800.

Sincerely,

Eastgate Acquisitions Corporation

By:	/S/ GEOFF WILLIAMS
Its:	President